

21001436

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

SEC FILE NUMBER
8-69307

FACING PAGE   FEB 01 2021

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Washington, DC

REPORT FOR THE PERIOD BEGINNING __01/01/2020__ AND ENDING __12/31/2020__
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Direct Realty Securities, Inc.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5743 Corsa Avenue, Suite #215

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

Westlake Village	California	91362
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Kerner   (818) 632-0485

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson

(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd. #120	Tarzana	California	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___Jay Kerner_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Direct Realty Securities, Inc._____, as of ___December 31_____, 20 _20___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___N/A_____

See attached CA Notary Certificate

_____
Signature

_PRESIDENT_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 8th day of January,

20 21 by JAY KERNER,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

_____
Signature   (Seal)

K. CRISTIANO
Commission No. 2229416
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires   FEBRUARY 22, 2022

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

U.S. Securities and Exchange Commission
(Title or description of attached document)

Annual Audited Report
(Title or description of attached document continued)

Number of Pages 2 Document Date 2020

Direct Realty Securities, Inc.

Additional information

INSTRUCTIONS

The wording of all Jurats completed in California after January 1, 2015 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one with does contain the proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and county information must be the state and county where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of the document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - ❖ Additional information is not required but could help to ensure this jurat is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document with a staple.

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder's and Board of Directors of Direct Realty Securities, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Direct Realty Securities, Inc. as of December 31, 2020, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Direct Realty Securities, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Direct Realty Securities, Inc.'s management. My responsibility is to express an opinion on Direct Realty Securities, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Direct Realty Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Direct Realty Securities, Inc.'s financial statements. The Supplemental Information is the responsibility of the Direct Realty Securities, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Direct Realty Securities, Inc.'s auditor since 2014.

Tarzana, California

January 15, 2021

DIRECT REALTY SECURITIES, INC.

Statement of Financial Condition
December 31, 2020

ASSETS

Cash	$	86,475
Furniture and equipment, net of accumulated depreciation of $14,058		0
Other assets		8,933
Total assets	$	95,408

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Due to related party		15,218
Accounts payable		521
Total liabilities	$	15,739

STOCKHOLDER'S EQUITY:

Common stock, $1 par value. 100 shares issued, and outstanding		100
Additional paid in capital		143,750
Retained deficit		(64,181)
Total stockholder's equity		79,669
Total liabilities and stockholder's equity	$	95,408

DIRECT REALTY SECURITIES, INC

Statement of Operations
For the year ended December 31, 2020

REVENUES:

	$0

EXPENSES:

Legal and professional fees	25,598
Occupancy	7,200
Telephone	2,400
Other general and administrative expenses	15,972
Total expenses	51,170

NET LOSS BEFORE INCOME TAXES	$ (51,170)
Income Tax Expense	800
NET LOSS AFTER INCOME TAXES	$ (51,970)

DIRECT REALTY SECURITIES, INC

Statement of Changes in Stockholder's Equity
For the year ended December 31, 2020

	Total Shareholder's Equity
Beginning balance January 1, 2020	$ 246,639
Capital withdrawals	(115,000)
Net loss	(51,970)
Ending balance December 31, 2020	$ 79,669

DIRECT REALTY SECURITIES, INC

Statement of Cash Flows
For the year ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$ (51,970)
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increase) decrease in:	
Other assets	(92)
Increase (decrease) in:	
Due to related party	12,219
Accounts payable	(106)
Total adjustments	12,021
Net cash used in operating activities	(39,949)

CASH FLOWS FROM FINANCING ACTIVITIES

Capital withdrawals	(115,000)
Net cash used in financing activities	(115,000)
Decrease in cash	(154,949)
Cash-beginning of period	241,424
Cash-end of period	$ 86,475

Supplemental disclosure of cash flow information

Cash paid during the year for:

Interest	$ -
Income taxes	$ 800

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Direct Realty Securities Inc., (the "Company"), was formed in March, 2013, in the State of California as an S corporation. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is authorized to engage in private placements of securities and merger and acquisition advisory services. The Company does not hold customer funds or safeguard customer securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounting principles generally require that recognized revenue, expense, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and loses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Financial advisory fees are recognized as earned on a pro rata basis over the term of the contract. Fees that are paid on a success basis are recognized in full on the completion of a project.

Equipment is stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Equipment is depreciated over its estimated useful life of five (5) years by the straight-line method.

Note 1: <u>GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>
(Continued)

The management has reviewed the results of operations for the period of time from its December 31, 2020 through January 15, 2021 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

The Company is subject to audit by the taxing agencies for years ending December 31, 2017, 2018, and 2019.

The Company, with the consent of its Stockholder, has elected to be an S Corporation and accordingly, has its income taxed under Sections 1361-1379 of the Internal Revenue Code. Subchapter S of the Code provides that the Stockholder, rather than the Company, is subject to tax on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a tax rate of 1.5% over the minimum franchise fee of $800. Income tax expense for year ended December 31, 2019 was $800.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There are no levels to measure at December 31, 2020.

Note 2: <u>ASC 606 REVENUE RECOGNITION:</u>

Revenue

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company [Firm] recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company [Firm] from a customer, are excluded from revenue.

B. Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company [Firm] generates its revenue. For more detailed information about reportable segments, see below

Revenue from Underwriting and Selling Group participation: This includes revenue from underwritings and selling group participation in any capacity.

Note 3: <u>COMMITMENTS AND CONTINGENCIES:</u>

The Company has an expense sharing agreement ("Expense Sharing Agreement") with U.S. Realty Partners, Inc. ("USRP"), which is 100% owned by Jay Kerner, who is also the 100% owner of the Company. Pursuant to the terms of the Expense Sharing Agreement dated February 1, 2014, USRP agrees to Furnish to DRSI, to the extent required, office space, office equipment and supplies as well as any other service required in DRSI's administration as agreed from the time to time by USRP and DRSI. It is expressly understood that USRP will not assist or otherwise have any involvement in the management, sales activities or decision-making process of DRSI incident to its broker/dealer activities but rather shall only be providing administrative and back office support services for such activities. The terms and conditions of the Expense Sharing Agreement may be changed in writing by mutual agreement of the parties.

The following services and fees shall be shared between DRSI and USRP as follows and pursuant to the terms of the Expense Sharing Agreement:

Description Of Services And Fees To Be Shared	Monthly Cost Allocation to be paid by DRSI
1. Office Rent	$600
2. Office Supplies	$200
3. Telephone/Fax/Internet	$200

The total amount due from DRSI to USRP for the period of 1/1/20 through 12/31/20 was $12,000. $15,000 is unpaid and owed to DRSI at December 31, 2020.

In February 2016 the FASB issued ASU 2016-02 on Leases. Under the new guidance lessees are required to recognize a lease liability and a right-to-use asset for all leases at the commencement date, with the exception of short-term leases. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018 and early adoption is permitted. The Company is not subject to this requirement inasmuch as it has an expense sharing agreement with its Parent.

Note 4: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2020 the Company had net capital of $70,736, which was $65,736 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness to net capital was 0.22 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker dealer.

DIRECT REALTY SECURITIES, INC

Statement of Net Capital
Schedule I
For the year ended December 31, 2020

	Focus 12/31/20	Audit 12/31/20	Change
Stockholder's equity, December 31, 2020	$ 79,669	$ 79,669	$ -
Subtract - Non allowable assets:			
Other assets	8,933	8,933	-
Tentative net capital	70,736	70,736	-
Haircuts	0	0	-
NET CAPITAL	70,736	70,736	-
Minimum net capital	5,000	5,000	-
Excess net capital	$ 65,736	$ 65,736	-
Aggregate indebtedness	15,739	15,739	-
Ratio of aggregate indebtedness to net capital	0.22	0.22	

There were no reported difference between the audit
and focus filed at December 31, 2020.

11

DIRECT REALTY SECURITIES, INC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3(e) of the Securities and Exchange Commission
December 31, 2020

The Company has no reserve deposit obligations
under SEC 15c3-3(e) because it is a "non-covered" firm pursuant to footnote 74
to SEC Release 34-70073 and therefore is not subject to the Rule.

Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3(b) of the Securities and Exchange Commission
December 31, 2020

The Company has no possession or control obligations under
SEC 15c3-3(b) because it is a "non-covered firm pursuant to footnote 74
to SEC Release 34-70073 and therefore is not subject to the Rule.

Direct Realty Securities, Inc. Exemption Report

I, as director of the management of Direct Realty Securities, Inc. (the "Company") is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the SEC and the broker's or dealer's designated examining authority. One of the reports to be included in the annual filing is an exemption report prepared by an independent registered public accounting form, based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions.

The Company is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore not subject to SEA Rule 15c3-3 for the most recent fiscal year ended December 31, 2020. The Company represents that it has not held customer funds or securities, did not carry accounts of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act rule 15c3-3. The Company limits its business activities to broker selling tax shelters or limited partnerships in primary distributions, and private placement of real estate securities.

The Company has maintained compliance with the above throughout the year ended December 31, 2020, without exception.

Direct Realty Securities, Inc.

Jay Kerner, President
January 15, 2021

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Direct Realty Securities, Inc.
Westlake Village, California

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Direct Realty Securities, Inc., stated that Direct Realty Securities, Inc.'s, business activities are limited to broker selling tax shelters or limited partnerships in primary distributions and private placement of real estate securities and that it has not held customer funds or securities and that Direct Realty Securities, Inc. is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q & A 6 of the related FAQ issued by SEC state on April 4, 2014. Direct Realty Securities, Inc. also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year ended December 31, 2020, without exception. Direct Realty Securities, Inc.'s management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Direct Realty Securities, Inc.'s declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 15, 2021

DIRECT REALTY SECURITIES, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2020

DIRECT REALTY SECURITIES, INC.

Table of Contents